SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Canon Components Kabushiki Kaisha
(Name of Subject Company)

Canon Components, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Canon Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Canon Components, Inc.
3461-1, Shichihongi, Kamisatomachi,
Kodama-gun, Saitama 369-0393
0495-33-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Toshizo Tanaka
Canon Inc.
30-2, Shimo-maruko 3-chome,
Ohta-ku, Tokyo 146-8501
03-3758-2111

Eugene C. Gregor
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo 107-0052

January 31, 2002
(Date Tender Offer/Rights Offering Commenced)

* *An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.*

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1 (a)-2.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-2.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) See Form F-X filed with the Commission on January 31, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Toshizo Tanaka
Senior Managing Director, Group Executive Finance & Accounting Headquarters

(Name and Title)

February 26, 2002
(Date)

Announcement of the Signing of a Share Exchange Agreement between Canon Inc. and Canon Components, Inc. dated February 26, 2002

Canon Inc. and Canon Components, Inc. are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed Share Exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Canon Components, Inc. otherwise than under the Share Exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

February 26, 2002

To All:

Canon Inc.		**Canon Components, Inc.**	
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo		3461-1, Shichihongi, Kamisatomachi, Kodama-gun, Saitama	
President & CEO:	Fujio Mitarai	President & CEO	Shoji Ichikawa
Code Number:	7751	Code Number:	6906
Listed Exchanges:	TSE, OSE, NSE (First Section) FSE, SSE	Listed Exchanges:	OTC
Contact:	Hajime Hirai Group Executive, Corporate Communications Headquarters	Contact:	Yasuhiko Takagi Director Administration Center, Senior General Manager
Tel:	03-3758-2111	Tel:	0495-33-3111

Announcement of the Signing of a Share Exchange Agreement

Canon Inc. ("Canon") and Canon Components, Inc. ("CCI") executed a Share Exchange Agreement (the "Agreement"), following resolutions by their respective board of directors' ("BOD") meetings today, on making CCI a wholly-owned subsidiary of Canon as of May 1, 2002, through a share exchange in accordance with the Memorandum of Understanding executed on January 31, 2002.

Description

1. Summary Contents of the Share Exchange Agreement

(1) Methodology

Canon and CCI shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Canon become the parent company having whole ownership in CCI and have CCI become a wholly-owned subsidiary of Canon.

(2) Share Exchange Ratio

Upon the share exchange, Canon shall issue 243,360 shares of common stock and allocate and deliver 0.05 shares of Canon stock for each share of CCI stock held by the shareholders (including beneficial shareholders: the same applies hereinafter) appearing in the final register of shareholders and the final register of beneficial shareholders of CCI as of the day immediately preceding the effective date of the share exchange. However, no shares of Canon stock shall be allocated and delivered for 8,289,600 shares of CCI stock held by Canon.

(3) Calculation of Dividends

The dividends payable on the shares to be issued under the preceding paragraph shall be calculated from January 1, 2002.

(4) Amount of capital and capital reserve

The amounts of capital and capital reserve of Canon upon the share exchange shall be set forth below:

- Capital: No capital of Canon shall be increased.
- Capital reserve: The amount of capital reserve of Canon to be increased shall be the amount of net assets of CCI outstanding as of the effective date of the share exchange multiplied by the ratio of the number of shares to be transferred to Canon upon the share exchange to the total number of issued shares of CCI.

(5) Dividends at the Fiscal Year-end

Canon plans to pay dividends within the limit of ¥14.50 per share to the shareholders or registered pledgees appearing in the final register of shareholders and the final register of beneficial shareholders as of December 31, 2001.

2. Schedule of the Share Exchange

February 26, 2002	BOD meeting of both parties to approve the Agreement
	Execution of the Agreement
March 20, 2002	CCI shareholders' meeting to approve the Agreement
May 1, 2002	Effective date of the share exchange

Note: Pursuant to the provision of Article 358 of the Commercial Code of Japan, Canon does not plan to obtain the approval for the Agreement at its shareholders' meeting in making the share exchange.